

December 31, 2010

Mr. Hui Tian Tang
Chief Executive Officer
China BCT Pharmacy Group, Inc.
No. 102, Chengzhan Road
Liuzhou City, Guangxi Province, P.R.C. 545007

> **Re:** **China BCT Pharmacy Group, Inc.**
> **Amendment to Registration Statement on**
> **Form S-1**
> **Filed December 14, 2010**
> **File No. 333-165161**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 31, 2010**
> **File No. 333-145620**

Dear Mr. Tang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed December 14, 2010

Corporate Structure and History, page3

Reorganization, page 4

1. We note that you have deleted your disclosure regarding the share entrust shareholder agreement in the "Reorganization" section on page 4 and the "Corporate Structure and History" section on page 58. Please revise to include the deleted disclosure and add additional disclosure addressing that the entrust shareholding agreement has been

rescinded. Clearly describe the reasons the entrust shareholding agreement was rescinded and address current status of the company structure.

<u>Exhibits</u>

<u>Exhibit 10.64</u>

2. We reissue comment six from our letter dated November 30, 2010. Please file the exhibit in its entirety, including the attached shareholder list. Such list should include an English translation, as has been completed for the rest of the agreement.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure may be directed to Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc: Thomas Wardell, Esq.
        Fax: (404) 527-8890